

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Nimesh Patel
Chief Executive Officer
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, Connecticut 06830

> **Re: AMCI Acquisition Corp. II**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed January 3, 2023**
> **File No. 333-264811**

Dear Nimesh Patel:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4

U.S. Federal Income Tax Considerations, page 297

1.   Please revise your disclosure in this section to: (1) clearly state that the tax disclosure in this section is the opinion of White & Case LLP and/or Covington & Burling LLP, and; (2) clearly identify and articulate the opinions being rendered. Refer to sections III.B.2 and III.C.1 of CF Staff Legal Bulletin No. 19.

You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Elliott Smith